

Sit Global Dividend Growth Fund

The Sit Global Dividend Growth Fund has been very consistent since its inception in 2008. For details, check out Lipper's rankings for Global Equity Income funds from December 31, 2020 (below) or the fund's fact sheet. If you'd like the full Lipper report emailed to you, please let us know or reply to this email.

Sit Global Dividend Growth Fund (GDGSX) Lipper Rankings
Lipper Class: Global Equity Income

	10 Years	5 Years	3 Years	1 Year
Percentile Rank in Class	13th	9th	6th	2nd
Fund Rank in Class	8	10	7	2
# of Funds in Class	64	110	117	122

For more information, please reach out to us.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

FUND OBJECTIVE AND STRATEGY
The Global Dividend Growth Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 30% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

DISCLOSURE
Lipper is a Thomson Reuters company and is not affiliated with the Sit Mutual Funds or their manager, Sit Investment Associates, Inc. Lipper ratings for Total Return reflect funds' historical return performance relative to peers. Lipper ratings for Consistent Return reflect funds' historical risk-adjusted returns, adjusted for volatility, relative to peers. Lipper ratings do not take into account the effects of sales charges. Ratings are based on an equal-weighted average of percentile ranks for each measure over 3, 5, and 10-year periods (if applicable).

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Past performance is no guarantee of future results. For performance information of any Sit Mutual Fund current to the most recent month-end, visit our website at www.sitfunds.com. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Investments are subject to risks, including the possible loss of principal. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.